January  31, 2005

Mail Stop 0407


Rafeh Hulays
President
Netfone, Inc.
Suite 1108
1030 West Georgia Street
Vancouver, BC V6E 2YE

      Re:	Netfone, Inc.
      	Amendment No. 1 to Form SB-2
      	File No. 333-120895
      	Filed January 18, 2005

Dear Mr. Hulays:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

* * * * *





Amendment No. 1 to Form SB-2

Other Risks, page 14

1. We note your added disclosure in response to our prior comment
16.
The disclosure that was added is largely generic and does not refer to the company`s Canadian subsidiary. Revise your added disclosure to specifically address the possible difficulty of obtaining judgments and attaching assets of a Canadian subsidiary. If you do not view this as a risk, please advise why. In addition, if your foreign officers and directors are predominately from one or two countries, consider disclosing the foreign jurisdictions so investors may evaluate the significance of the risk.

Management, page 19

2. Please indicate Mr. Salem`s business experience from April 2002 (when he left SiteBrand Corp.) to August 2003 (when he joined the Canadian Tourism Commission).

3. We note your response to our prior comment #25. However, we believe that you should clearly disclose that due to the even number of directors, a deadlock may occur when the two directors disagree.
You should then discuss how such a deadlock would be resolved. If no mechanism for resolving such a deadlock exists, then you should state so and explain how such unresolved deadlocks could affect the development of Netfone`s business.

Description of Business, page 24

4. As requested by prior comment #30, please provide us with supplemental copies of your agreement with Xiptel. We may have additional comments after reviewing the agreement.

	Business Development During Last Three Years, page 24

5. Using Plain English, please explain what a "broadsoft system" is.

6. We note your response to our prior comment #31. Indicate whether the proceeds from the rentals and sales of the terminal adapters are expected (or intended) to be a significant portion of the company`s income.

      Competitive Factors, page 27

7. Please provide supplemental support for your claim that "Netfone provides the largest free calling area in Canada at the lowest price point in the market." Otherwise, please revise the statement to be a statement of your belief and disclose the basis of this belief.

Industry Background, page 26

8. We note your response to our prior comment #35. Please provide us with a copy of the relevant portions of the Frost & Sullivan report cited in this section. Tell us whether this report is publicly available or commissioned specifically for use in the registration statement.

Management`s Discussion and Analysis or Plan of Operation, page 31

9. We note your response to our prior comment #46. Please discuss the increased costs of being a public company and the effect of these costs on your future liquidity needs. For example, discuss the extent to which your professional fees, which were $7,150 for fiscal year ended September 30, 2004, would increase as a result of going public. In addition, please clarify how going public will provide shareholders with "some liquidity." Is this statement limited to your selling shareholders selling in the offering because we note that there are no immediate plans for the company`s stock to trade on the OTC Bulletin Board.

Executive Compensation, page 37

10. Please disclose the duration and termination provisions of the consulting agreement with Mr. Hulays. Please also disclose that Mr.
Hulays is permitted under the agreement to provide consulting services for other companies. In light of Mr. Hulays` ability to consult for other companies and Netfone`s considerable reliance on his services, please disclose the amount of time that he intends to devote towards Netfone`s business. For example, does he intend to work full-time? If not, then discuss any risks stemming from the fact that Mr. Hulays will not devote his full efforts towards Netfone`s business.

Exhibits

11. We note your response to our prior comment #59.   We further
note
that your by-laws mentions the delivery of stock certificates to shareholders. Such certificates, if they exist, must be filed as exhibits to the Form SB-2. Please either file the certificates or confirm that they do not exist.

12. Based on your response to our prior comment #59, we note that the copies of the Series A and B warrants were to have been provided to us. However, such copies were not enclosed. Please provide us with copies of the warrants and any other instruments governing the warrants.

* * * * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Inessa Berenbaum at (202) 824-5288 or Kyle
Moffatt at (202) 942-1829 if you have questions regarding comments on the financial statements and related matters. Please contact Ted
Yu
at (202) 824-5684 or me at (202) 942-1990 with any other
questions.


Sincerely,



Larry Spirgel
Assistant Director



Cc:	William L. Macdonald
	Clark, Wilson

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Netfone, Inc.
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